Exhibit 99.1

Western Copper and Gold Closes $28.75 Million Financing

VANCOUVER, BC, Nov. 24, 2020 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company) (TSX: WRN) (NYSE American: WRN) is pleased to announce that it has closed the previously announced offering (the "Offering") of common shares of the Company (the "Common Shares"), with a syndicate of underwriters led by Cormark Securities Inc. as sole bookrunner, and including CIBC World Markets Inc., H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC (collectively the "Underwriters").

With the Underwriters having exercised in full the over-allotment option, the Company has issued a total of 19,828,300 Common Shares at a price of $1.45 per Common Share for aggregate gross proceeds of approximately $28.75 million.

In connection with the Offering, the Company paid the Underwriters a cash commission equal to 2.5% of $12.0 million in gross proceeds raised pursuant to sales to members of the president's list and 5.0% of the gross proceeds from the remainder of the Offering, including proceeds received from the exercise of the over-allotment option.

The Company intends to use the net proceeds from the sale of the Common Shares to fund its exploration, engineering and permitting activities and for general working capital purposes.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplements, the Base Shelf Prospectuses or the Registration Statement.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President & CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning the Offering and the use of proceeds therefrom, anticipated developments in Western's operations in future periods and other matters that may occur in the future. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding the anticipated use of proceeds and other future plans; or other statements that are not statement of fact. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that the Company will be able to raise additional capital as necessary; the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; that all regulatory approvals required to complete the Company's planned exploration and development activities will be received in a timely manner and on acceptable terms; that the Company is able to procure personnel, equipment and supplies required for its exploration and development activities in sufficient quantities and on a timely basis; and that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; COVID-19 risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Paul West-Sells, info@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 09:36e 24-NOV-20